                                 PACIFICNET INC.
                              860 BLUE GENTIAN ROAD
                                    SUITE 360
                                 EAGAN, MN 55121

                                                                 October 7, 2005

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail stop 3561
Washington, D.C. 20549

       RE:  PACIFICNET INC.
            FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
            FILED APRIL 19, 2005

            FORM 10-QSB FOR FISCAL QUARTER ENDED JUNE 30, 2005
            FILE NO. 000-24985

VIA EDGAR--CORRESP
------------------

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on September 9, 2005. In connection with that comment letter, the SEC had asked that we amend certain filings. Per our telephone discussion, we believe most of the comments do not warrant a revision to our filings, however we understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments. As such, no filings have been amended simultaneously with submitting this correspondence.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
         o the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In our routing internal financial audit meetings and financial disclosure meetings with the senior management and financial controllers of our subsidiaries, we have been over-emphasizing the fact that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that all personnel have provided all information investors require for an informed investment decision.

If you have any further questions, please feel free to contact me at my Global Forwarding Mobile Number at 888-866-1758.


Sincerely,

/s/ Victor Tong
________________________
Victor Tong, President
PacificNet, Inc.

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FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
---------------------------------------------------
ITEM 1. DESCRIPTION OF BUSINESS, PAGE 1
---------------------------------------
CONSOLIDATION OF VARIABLE INTEREST ENTITIES, PAGE 5
---------------------------------------------------

1. We refer you to the 2nd to last paragraph on page 5 where you indicate that you consolidate the financial statements of Clickcom-WOFE and Guangzhou3G-WOFE based on the determination that you are the primary beneficiary of these companies. Please tell us whether you also consolidate Dianxun-DE and Sunroorn-DE and explain to us your GAAP basis for this accounting treatment.

RESPONSE - We do not consolidate Dianxun-DE and Sunroorn-DE because we do not have a controlling financial interest, directly or indirectly, of over fifty per cent of the outstanding voting shares of either company, which is the usual condition pointing towards consolidation per SFAS 94. In fact, PacificNet does not have any legal ownership in Dianxun-DE or Sunroorn-DE. Through certain contractual agreements between the Wholly Owned Foreign Enterprises (`WOFEs') and the PRC Domestic Enterprises (`DEs'), we are entitled to share in 51% net income of DE's. Under the contractual agreements, PacificNet's WOFE subsidiaries, Clickcom-WOFE and Guangzhou3G-WOFE, are entitled to receive service fees equal to substantially all of the net income of the DE's. Additionally, because the PRC laws and regulations restrict foreign ownership of value-added telecommunications services and Internet content services providers in China, we are restricted by PRC laws not to have any controlling interests in the domestic telecom value-added services operating entities in China, i.e. Dianxun-DE and Sunroom-DE, which hold the operating licenses.

Our above determination for not consolidating the DEs shall be reconsidered if the circumstances change in the future.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 22
--------------------------------------------------------------------------
RESULTS OF OPERATIONS, PAGE 24
------------------------------
INTEREST EXPENSES / INCOME, PAGE 25
-----------------------------------

2. It is not clear to us why you did not record any INTEREST EXPENSE for 2003 and 2004 given that you had $1,396 thousand and $1,782 thousand of outstanding bank loans at December 31, 2004 and December 31, 2003 respectively. Please revise your bank loans note on page 45 to explain in more detail the nature of your bank loans that caused you not to incur any interest expense during each of the previous two years.

RESPONSE - Interest expense for the year ended December 31, 2004 (US$185K) was included in SG&A. Substantially all of the interest expense was attributed to the bank loan taken by our EPRO subsidiary, which the Company acquired in December 2003. For comparative purposes, interest expense for 2003 was insignificant because it only represented interest expense for the one month of December (operations since date of acquisition) and was netted against interest income even though the respective bank loan outstanding was large as reported on the consolidated balance sheet. In future filings, interest expense will be reported either as a separate line item on the Consolidated Statements of Operations and / or as a disclosure in the notes to our financial statements.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 28
----------------------------------------------------------------

3. We note that your audit report was signed by an audit firm based in Arizona. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Arizona in view that almost all of your operations in China and Hang Kong. In addition, please have your auditor tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit report, and if so, whether the foreign audit firm is REGISTERED WITH THE PCAOB.

RESPONSE - As disclosed under Item 14. Principal Accountant Fees and Services, the audit was performed by our principal auditor, Clancy and Co., P.L.L.C. ("Clancy") and its Hong Kong affiliate HLB Hodgson Impey Cheng ("HLB"), a Hong Kong based CPA firm and also a registered member of the PCAOB. Clancy has informed us that HLB performed a majority of the auditing procedures under Clancy's guidance and control and provided Clancy with detailed working papers to support the underlying financial statement assertions being reported on so that Clancy could express an opinion on the financial statements as a whole, in all material respects, under the auditing standards of the PCAOB. The extent of the procedures to be performed and specific instructions on those procedures were determined by Clancy and communicated in writing by Clancy to HLB. We were fully aware of the arrangement between the firms, that being that HLB would perform auditing procedures under Clancy's guidance and control and provide Clancy with detailed working papers to support the underlying financial statement assertions being reported on so that Clancy could express an opinion on the financial statements as a whole, in all material respects, under the auditing standards of the PCAOB.

Clancy also informed us that Clancy obtained copies of and reviewed the working papers of HLB, including documentation to support its understanding of internal control and the assessment of control risk. Additionally, Clancy performed or obtained other audit documentation such as an engagement letter, a management letter of representation, independent legal letter, independent confirmation of securities outstanding with the transfer agent and bank confirmations for the US parent company, and completed all checklists and practice aids as required by their Firm's Quality Control Document, including those related to ensuring GAAP and PCAOB auditing standards compliance, and concurring partner review. All of the HLB work papers were tested for clerical accuracy and cross-referenced to the financial statements or the supporting working papers. Clancy further applied procedures to satisfy itself as to HLB's knowledge of the professional standards and competency of that firm. Clancy obtained a representation letter from HLB as to their independence under the requirements of the AICPA and the SEC with respect to the Company and its subsidiaries, HLB's familiarity with GAAP, HLB's knowledge of the relevant financial reporting requirements for statements to be filed with the SEC, and confirmation from HLB that their firm was in good standing within the jurisdiction (Hong Kong) HLB is licensed to practice as certified public accountants.

According to Clancy, the two firms were retained separately purely for billing purposes only and the arrangement was for convenience sake as our operations were mainly located in China and Hong Kong. Clancy did not consider the need to visit China or Hong Kong personally because HLB acted as its "agent", HLB visited the Company's operations personally, and HLB performed the procedures Clancy would have performed, under Clancy's guidance and control. Where applicable, Clancy interacted with PacificNet management in the ordinary course of the audit requesting them to produce additional documentation to support auditing procedures under PCAOB standards or to clarify certain representations made to HLB.

Clancy has informed us that in their professional judgment, since the audit was conducted under their guidance and control and our operations were observed via HLB and included inquiries of management, they obtained sufficient competent evidential matter to support their audit report and reliance on other auditors or reference in their report thereto was not necessary.

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CONSOLIDATED BALANCE SHEETS, PAGE 29
------------------------------------

4. Refer to page 2 of your 10-QSB's for the quarters ended March 31, 2005 and June 30, 2005 and explain to us management's consideration of SFAS 5 in determining that it was appropriate not to have an ALLOWANCE FOR DOUBTFUL ACCOUNTS recorded as of December 31, 2004 March 31, 2005 and June 30, 2005. To the extent possible, PROVIDE US WITH SUPPORT THAT SHOWS IT IS PROBABLE THAT ALL RECEIVABLES WILL BE COLLECTED, in full as of each balance sheet date and explain why this is true given that the receivable balance has been increasing each fiscal period.

RESPONSE - Please refer to page 23 of the 10K under the caption "Allowance for Doubtful Accounts" in the MD&A section of the 10K for a discussion on management's consideration of the collectibility of its receivables, which is based on a combination of factors. In connection with our reporting requirements for the periods listed above, management considered the requirements of providing an allowance for doubtful accounts provision and determined that a provision was not necessary because there was not any indication that the collectibility of the receivables was impaired based on information available prior to the issuance of the financial statements. The Company frequently monitors its customers' financial condition and credit worthiness and only sells products, licenses or services to customers where, at the time of the sale, collection is reasonably assured.


Per SFAS 5, a loss contingency (collectibility of a receivable) exists and an accrual should be made when both of the following conditions exist: (i) the likelihood of a future event or events confirms the loss or impairment of an asset and (ii) the amount of loss can be reasonably estimated. We understand that under generally accepted accounting principles, the conditions under which receivables exist usually involve some degree of uncertainty about their collectibility, in which case a contingency exists. However, losses from uncollectible receivables shall be accrued when both conditions to satisfy a loss contingency exist. We review our customer accounts in detail and account for those losses only when the confirming event or events have occurred because historically our subsidiaries receivables have resulted in minimal bad debt write-offs.


Specifically, we feel collectibility of our subsidiaries' accounts receivable is probable for each of our revenue-producing subsidiaries based on the following rationale:

      (i) EPRO's accounting policy for doubtful accounts is to record provision for customer accounts overdue more than 270 days. A substantial portion of EPRO's business is in the provision of outsourcing services. The average AR days outstanding for outsourcing services is less than 90 days which is much shorter than the average AR days from product sales which usually takes around 120 days to 180 days to collect. The customers for outsourcing services are billed monthly for services provided while receivables from products sales or other software, usually need to have further modifications or customizations to ensure stability and reliability acceptable to customers. As a result, software sales usually take a longer time to collect. Overall, EPRO's customers are mostly reputable telecom operators, financial institutions and MNCs (Multinational Corporations) that have good credit standing, such as China Telecom (NYSE: CHA), China Unicom (NYSE: CHU), PCCW (NYSE:PCW), CSL, SmarTone Telecom, Sunday Communications (Nasdaq: SDAY), Hutchison Whampoa Limited (HKSE:0013.HK), Swire Coca-Cola, Samsung, Dun & Bradstreet, DBS,Dao Heng Insurance, Shenzhen Development Bank, Hong Kong Government Housing Authority and Hongkong Post. In EPRO's operating history over the past 10 years, there have been minimal bad debt write-offs, if any, for its outsourcing services customers.

      (ii) Approximately 90% of Linkhead's turnover is from product sales with the remaining from software sales and system integration projects. Product sales mainly involve IVR hardware that is from mature and stable products of multi-national vendors such as NMS and Telcobridges. Historically, there have been minimal disputes and returns, if any, or any bad debt write-offs since Linkhead's customers are mostly reputable carriers and service providers in the telecom industry in China.

      (iii) YueShen's business is conducted on a cash basis and there is no resulting AR.

      (iv) Clickcom and GZ3G - Clickcom and GZ3S's accounts receivable are generated from their respective domestic operating entities, Dianxm-DE and Sunroom-DE, based on service fees equal to substantially all of the net income of Dianxun-DE and Sunroom-DE. Management believes that collectibility of these receivables is highly probable because Dianxun-DE and Sunroom-DE generate their revenues from fees sharing with telecommunications operators such as China Mobile, content providers and mobile phone producers in China. Management believes that the risk of uncollectible AR from these DEs' large strategic partners is low and therefore DEs should be in good position to pay us. Sunroom (DE) has made partial payment to GZ3G (WOFE) in July 2005.

      (v) Smartime/Soluteck - Smartime/Soluteck provides IT outsourcing services to the leading telecom, banking and financial services companies in China, including Huawei, IBM, Bank of East Asia, etc. Management believes that the risk of uncollectible AR from these reputable customers is low because historically there has been minimal bad debt. At of time of this response, Smartime/Soluteck's overdue receivable approximates US$20K.

      (vi) PacificNet Solution - Most of our clients are local real estate property developers that have good credit standing. For AR aged more than 9 months, we will make bad debt provision after expending last efforts to collect from our client.

Based on our review of AR aging performed for the period ended June 30, 2005, the AR aging is summarized below:

Current             1-30         31-60        61-90      >90 days         Total
  60.2%            17.0%          9.5%         5.2%          8.2%        100.0%

AR > 90 days was only US$667k which accounted for 8.2% of the total receivable balance as at June 30, 2005. When we analyzed these specific overdue accounts of our main operating subsidiaries, we had identified three potentially doubtful accounts of Linkhead which approximated US$308K. As at the time of this response, 86% of Linkhead's doubtful accounts were collected subsequently in the months of July and September 2005. The ones that remain outstanding as of the date of this response are discussed below:

      (a) HeNan BeiFang, (US$58K) - HeNan BeiFang is a profitable company which was recently acquired by CECT. As a result of this M&A, payments to vendors by HeNan BeiFang have been temporarily suspended. Both the Chairman and the CEO promised that payment will start after due diligence is completed by CECT. The last payment from the company was in May this year and this account is considered active by management.

      (b) ShenYang DuShiTong,(US$85K) - This company is profitable and is being listed on the Singapore Stock Exchange. The company raised US$4M in a pre-IPO round early this year but is slowly paying out to their suppliers. Subsequent partial payment was made in July 2005 and therefore this account is considered an active account.

      (c) Dragon Roar (US$33K) - This AR was collected subsequent to June 30, 2005.

      (d) EPRO subsidiary (US$247K) - Approximately US$40K has been collected since June 30, 2005. The remaining balance of the AR is with reputable customers that have requested extended payment terms and have not historically defaulted on any receivables.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 30
----------------------------------------------

5. We note your revenue recognition note on page 33 which indicates that you derive revenues from both product sales and services. In accordance with RULE 5-03 OF REGULATION S-X, please revise to present separately your revenues from product sales and services.

RESPONSE - The amended filing will include the revision to separately state revenues from product sales and services for the years ended December 31.

6. Please explain to us the nature of the SUNDRY INCOME presented on your Consolidated Statements of Operations and tell us your accounting policies related to it. In accordance with Item 303 of Regulation S-B, revise your MD&A to discuss the causes for the year over year change in this line item.

RESPONSE - We position ourselves as the leading outsourcing and VAS telecommunications services provider in Asia, primarily in greater China. Our core businesses include outsourcing services, value-added telecom services
(VAS), and communication products distribution services, which are conducted primarily through our operating subsidiaries, EPRO, Linkhead, Yueshen, Soluteck, Clickcom, GZ3G and PacSo. We define revenues and related expenses from businesses generated from these core activities conducted through these operating subsidiaries as core operating income and expenses. Any other income generated outside from our core businesses, substantially all from entities other than those core operating subsidiaries, are classified as non-operating income or `sundry income'.

According to our accounting policy, we report sundry income as a separate line item and on a net basis, i.e. net gain or non-operating income net of non-operating expenses, on our statements of operations, so that the financial results of our core businesses will not be distorted by non-core sources of income that may be non-recurring in nature or may fluctuate from time to time.

For the year ended December 31, 2004, non-operating income or sundry income included in the Statement of Operations was mainly derived from the following sources:

(a) Gains from sales of real estate properties approx. US$100k;
(b) Interest income approx. US$65k;
(c) Linkhead's other income from system integration services approx. US$401k

When net of sundry expenses, the net sundry income should be approx. US$500k. Our MD&A will be revised to disclose the causes in the year over year change in this line item in our amended filing.

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NOTE 13 - CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 32
--------------------------------------------------------

7. Refer to the operation activities section of your consolidated statement of cash flows for the year ended December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005 and explain to us why the amount of the adjustment to NET INCOME FROM MINORITY INTEREST differs from the amount of the minority interest line item on your statement of operation of the respective period.

RESPONSE - Normally the net change of minority interest on the balance sheet should equal to the net income from minority interests on the statement of operation. However, during those reporting periods, there were new acquisitions affecting the minority interests on the balance sheet because of the consolidated adjustments resulting from acquisition. There were also cash dividends paid out to minority interests that affected the minority interests on the balance sheet. Additionally, the consolidated statements of cash flow for the reporting periods were prepared using the indirect method, i.e. the net change of minority interest balances between reporting periods.

REVENUE RECOGNITION, PAGE 33
----------------------------

8. In order to help us better understand your revenue recognition policies, please refer to your products and services discussion on pages 6 and 7 and answer the following questions:

      o 8.1 - Explain to us how you account for the sale of your proprietary call center management software and tell us whether it is SOLD IN AN "OFF THE SHELF FORM" or whether it requires significant production, modification or customization. In addition, tell us whether you PERFORM INSTALLATION SERVICES RELATED TO THIS SOFTWARE, AND IF SO, HOW YOU ACCOUNT FOR THOSE INSTALLATION SERVICES.

      RESPONSE - EPRO's call center management software are established and matured platforms and are not sold as "off the shelf form" as they still require installation as well as some extent of modification or customization according to each customer's requirements. The modification and customization work usually takes about 3-4 months or 8-9 months depending on the size of the project. Revenue is recognized the customer accepts the installation, i.e. when User Acceptance Certificate (`UAC') is signed. Once the UAC is signed, revenue is recognized. EPRO's revenue recognition policy for product sales is at the point of performance of substantial work, i.e. substantial work is completed usually when 70-80% of modification and customization work is completed. Management believes that it is prudent enough to adopt this revenue recognition policy for the following reasons:
      (a) sales contract demonstrates persuasive evidence of an arrangement exists;
      (b)   the contract value is determinable in contract signed;
      (c) 50% non-refundable deposit upfront upon contract signing is required and customers are reputable companies with good credit standing, therefore collectibility is probable; and
      (d)   substantial performance is completed .

      o 8.2 - Provide us with more detail on the nature of your INFORMATION TECHNOLOGY OUTSOURCING SERVICES and tell to us whether you RECOGNIZE REVENUE FROM THESE SERVICES UPON COMPLETION OF THE CONTRACT OR OVER THE LIFE OF THE CONTRACT USING THE PERCENTAGE OF COMPLETION METHOD. If the latter, explain to us what approach you use to measure the progress towards completion.

      RESPONSE - IT outsourcing services are conducted through our subsidiary, Smartime/Soluteck. Prior to September 2005, substantially all of its revenues were generated from IT staff in-sourcing or placement services which normally are measured on monthly basis. Revenue is recognized when the services are rendered each month. The Company has recently been engaged to provide outsourcing IT development project. The revenue recognition policy is based on percentage of completion since the payment of this type of project is normally based on milestones and installments.

      o 8.3 - For the arrangements in which LINKHEAD ACTS AS A MASTER RESELLER, TELL US WHETHER YOU RECOGNIZE THE REVENUE GROSS AS A PRINCIPAL OR NET AS AN AGENT and explain to us your consideration of EITF 99-19 in making this determination.

      RESPONSE - Approximately 90% of Linkhead's turnover is from product sales with the remaining from software sales and system integration projects. Product sales mainly involve IVR hardware that involves mature and stable products from multi-national vendors such as NMS and Telcobridges. Linkhead recognizes revenue gross as a principle for all types of products it sells based on the following indicators of "gross revenue reporting" as discussed in EITF 99-19: (a) Linkhead has stock inventory and working capital is needed to finance purchases from vendors and the risks associated with its customers and inventory, such as theft or physical losses, inventory risk, working capital risk, collection risk, obsolescence's, etc., and rewards of ownership, as well as title to products, are transferred once Linkhead makes purchases from its vendors,
      (b) Linkhead often actively assists the customer in the selection of its products and services, (c) Linkhead has the discretion to purchase the products and services it offers from a variety of different suppliers and distributors, and (d) Linkhead is the primary obligor in the arrangement and is responsible for fulfillment, including the acceptability of the product or services ordered or purchased by the customer.

      o 8.4 - For the arrangements in which Linkhead acts as a mobile phone systems integrator for service providers in China, tell us whether you RECOGNIZE REVENUE UPON COMPLETION OF THE CONTRACT OR OVER THE LIFE OF THE CONTRACT USING THE PERCENTAGE OF COMPLETION METHOD. If the latter, explain to us what approach you use to measure the progress towards completion. In addition, explain to us your consideration of SOP 97-2 AND EITF 00-21 IN ACCOUNTING FOR THESE MULTIPLE ELEMENT ARRANGEMENTS.

      RESPONSE - Linkhead's software sales and system integration projects usually involve some extent of modification, or customization for its customers, although not significant. Therefore, in accordance with SOP 97-2 paragraph 8, Linkhead recognizes revenue when the following conditions have been satisfied: (a) persuasive evidence of an arrangement exists when contract is signed; (b) delivery has occurred since customer is satisfied after the test; (c) contract value is determinable; and (d) collectibility is probable since customer has agreed to pay.

      o 8.5 - Explain to us in more detail the nature of the products and services provided by PACIFICNET SOLUTIONS LTD. (PACSO) and tell to us whether you RECOGNIZE REVENUE FROM THESE SERVICES UPON COMPLETION OF THE CONTRACT OR OVER THE LIFE OF THE CONTRACT USING THE PERCENTAGE OF COMPLETION METHOD. If the latter, explain to us what approach you use to MEASURE THE PROGRESS TOWARDS COMPLETION. In addition, it appears to us that PacSo enters into arrangements where they provide products and services. Tell us how you considered the guidance of SOP 97-2 and EITF 00-21 for these multiple element arrangements.

      RESPONSE - PacSo adopts the percentage of completion method as its revenue recognition policy, mainly based on milestones such as product delivery, software confirmation and User Acceptance Test (`UAT'). Our business practice also follows the guidance in SOP 97-2 and EITF 00-21 in that we normally separate the multiple element arrangements contract with few discrete quotations for a single project as described below:

      (a) we have separate quotations for software (i.e. software license fee and service), hardware and PCS;
      (b) normally a non-refundable deposit is required and payment term is discrete, i.e. payment of one contract does not depend on another;
      (c) we deliver hardware before software and invoice our client according to delivery for the hardware and the remaining part for the software when we receive the User Acceptance Test (`UAT');
      (d) for PCS, we normally provide one year warranty. For the hardware part, the warranty is provided by our vendors. Depending whether the software is sourced externally or internally, the warranty will be provided by external vendors or through our own internal resources. PCS during the period covered under the warranty is not chargeable to our clients. If supported with our internal resources whether or not the PCS is under warranty or under maintenance contract after the warranty, our accounting policy is to expense all related costs as operating costs rather than project costs. However, we charge the related costs as project costs if our clients enter into maintenance contracts with us after the warranty expired and when we need to re-contract out to our vendors.

      For hardware delivery, we invoice our client based on the delivery note from our vendor after our vendor delivers the hardware to our client. In case of partial delivery, we bill our client on items delivered. For hardware portion, refund is not allowed if our client purchases some hardware items from other vendors. We accept partial payment only if we agree that we are unable to source such items quoted in the contract and our client has no alternative purchasing option except to buy the items from other vendors.

      o 8.6 - For each type of product sale made by Guangzhou YUESHEN TaiYang Technology Limited, tell us whether you RECOGNIZE REVENUE GROSS AS A PRINCIPLE or net as an agent and explain to us your consideration of EITF 99-19 in making this determination. In addition, explain to us when you recognize the revenue for these sales (e.g. at the point of shipment, at the point of use, etc.)

      RESPONSE - YueShen is a leading distributor of phone cards, mobile SIM cards, prepaid stored-value cards, re-chargeable phone cards, VoIP and IDD calling cards, internet access cards, and bundled cross-selling insurance cards, travel and hotel reservation cards and customer loyalty membership cards in China. YueShen recognizes revenue net as an agent based on the following indicators of "net revenue reporting" as discussed in EITF 99-19 for all types of products for the following reasons: (a) the supplier (not the Company) is the primary obligor in the arrangement and is responsible for providing the product or service purchased by the customer and (b) the amount the Company earns is fixed as YueShen acts like a wholesaler for these major telecom operators and it is compensated for its logistics ability by earning a thin margin from distributing these products. Although the risks and rewards of ownership as well as title to products are transferred once YueShen makes purchases from the suppliers, the Company believes the other indicators weigh more heavily in making the determination of recognizing revenue.

      o 8.7 - For all of your product and service offerings, explain to us how your revenue recognition policy is affected by any POST-SHIPMENT/DELIVERY OBLIGATIONS, SUCH AS CUSTOMER ACCEPTANCE, PRODUCT RETURNS, ETC.

       RESPONSE - The effect of post-shipment/delivery obligations, such as customer acceptance, product returns, etc. on our revenue recognition policy is as follows: (a) there is no effect on outsourcing services as revenue is recognized as the services are performed; however product sale revenue is recognized when contracts are approximately 80% completed for revenue recognition (see discussion in our reply at 8.1) and fully when the customer signs the UAT, (i.e., "User Acceptance Form"), (b) there is no effect on value-added services revenue as the product sales mainly involve IVR hardware that are from mature and stable products of multi-national vendors such as NMS and Telcobridges and there have been minimal returns historically, and (c) there is no effect on communication products distribution since the transactions are conducted on cash basis and revenue is recognized at the time the sale is transacted.

ALLOWANCE FOR DOUBTFUL ACCOUNTS, PAGE 33
----------------------------------------

9. We note your disclosure "The Company presents accounts receivable, net of allowance for doubtful accounts and returns." Based on this statement, it appears to us that you record estimated sales returns as a bad debt expense rather than a reduction in revenue. Please explain to us your GAAP basis for this accounting treatment. In addition, BASED ON THE FACT THAT YOU DO NOT HAVE AN ALLOWANCE FOR DOUBTFUL ACCOUNTS RECORDED AS OF DECEMBER 31, 2004, MARCH 31, 2005 AND JUNE 30, 2005, IT APPEARS TO US THAT YOU DID NOT EXPECT TO HAVE ANY RETURNS FROM SALES THAT WERE MADE AS OF EACH BALANCE SHEET DATE. IF TRUE, PLEASE PROVIDE US WITH DETAILED SUPPORT THAT SUBSTANTIATES THIS CLAIM. Otherwise, please advise.

RESPONSE: Based on our analysis of product returns, historically there have been minimal, if any, returns and therefore management deemed that an allowance for estimated returns was not applicable for each of the reporting periods presented. The following is a short summary of the revenue-generating nature of the businesses of our reporting subsidiaries: revenues from sales of products are mainly derived from Linkhead (approximately 90% of its turnover), Yueshen (substantially all of its turnover), and EPRO (approximately 20% of its turnover from the sale of software), while other reporting entities such as Smartime/Soluteck, Clickcom, GZ3G and a the remaining portion of EPRO's business are attributed to services provided. Historically, there have been minimal, if any, returns for Linkhead and EPRO's product sales for reasons already explained in our reply to comment 4 above. Yueshen distributes products on a cash basis and thus, returns are not applicable.

FOREIGN CURRENCY TRANSLATION, PAGE 34
-------------------------------------
10. We note your statement in the 2nd paragraph of this note which states, "The resulting foreign currency translation gain or loss is included in Cumulative Comprehensive Loss." As such, explain to us WHY YOU DO NOT SHOW ANY FOREIGN CURRENCY TRANSLATION ACTIVITY IN YOUR CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY ON PAGE 31. In addition, explain to us your consideration of SFAS 52 in determining that the functional currency of all your subsidiaries is the Hong Kong dollar given that it appears that certain of your subsidiaries are located in and conduct the majority of their operations in mainland China. Explain to us your consideration of APPENDIX A OF SFAS 52 making this determination.

RESPONSE: Our subsidiaries are located in and carry out majority of their operating activities in Hong Kong and Mainland China. Over the years, the exchange rates have been fixed at (i) 7.8:1 for HKD to US$, (ii) 1.06:1 for RMB to HKD and (iii) 8.3:1 for RMB to US$, and (iv) until recently (second quarter
2005) there was a slight revaluation of the RMB to approx. 8.1:1. Accordingly, no foreign currency translation activity occurred during the years presented on the Consolidated Statements of Changes in Stockholders' Equity on page 31.

The reporting currency of the Company is United States dollars (US$). Accordingly, the financial records of the Company are maintained in and the financial statements are prepared in US$. The functional currency of the Company's subsidiaries is Hong Kong dollars (HK$) and the financial records of the subsidiaries are maintained and the financial statements are prepared in HK$. Our consideration of SFAS 52 in determining that functional currency of all our subsidiaries is in Hong Kong dollar is as follows:
(a) The reporting currency and the functional currency and the local currency of our operating subsidiaries in Mainland China are essentially the same since HK$ is pegged with US$ and HK$/RMB official rate is also fixed. Although there has been a slight revaluation of RMB/US$ in recent months (second quarter 2005), management believes that the US$ and HK$ and RMB relationship will remain stable in the near future;
(b) Management believes that the economic effects of the exchange rate change on our operating subsidiaries in China and in Hong Kong are self-contained because each subsidiary's revenues and associated operating costs are largely local denominated, i.e. by itself is a natural hedge; and
(c) Although many of our operating subsidiaries such as Linkhead, Yueshen, Clickcom, GZ3G, Smartime/Soluteck are based in China, our other operating subsidiaries such as Hong Kong-based EPRO & PacSo account for a substantial portion of our operating results.

Based on the factors above, in management's judgment, the HK$ is the functional currency that most faithfully portrays the economic results of the company's operations and thereby best achieves the objectives of foreign currency translation, which is in accordance with accounting principles in paragraphs 5 through 10 of SFAS 52.

GOODWILL AND PURCHASED INTANGIBLE ASSETS, PAGE 34
-------------------------------------------------
11. Disclose in future filings the results of your goodwill impairment test at each balance sheet date presented. In addition, using the guidance in paragraphs 30-35 OF SFAS 142 provide us the following information:
      o     11.1 - how many reporting units you have;
      o     11.2 - how you identified these reporting units;
      o     11.3 - how you allocated goodwill amongst the reporting units;
      o 11.4 - the method used to determine the FAIR VALUE of each reporting unit.

RESPONSE - The disclosure will be included in future filings. The other responses are as follows:

      o     11.1 - how many reporting units you have;

            We currently have six (6) reporting units: Linkhead, EPRO, YueShen, Smartime/Soluteck, Clickcom-WOFE, and Guangzhou 3G-WOFE for the purpose of goodwill assessment.

      o     11.2 - how you identified these reporting units;

            We determined our reporting units if the entity constituted a business, financial information was available, and segment management can regularly review the operating results of that component. Excluding investment holding vehicles and self-developed units, reporting units only include those operating units that PacificNet holds 50% or more through acquisition and maintain effective control as listed in point 11.1 above. Units such as PacificNet Solution, PacificNet Limited, and PacificNet Communication are 100% owned by PacificNet through self development and not through acquisition. Therefore, there is no goodwill allocation to these self-developed units.

      o     11.3 - how you allocated goodwill amongst the reporting units;

            We allocated goodwill amongst the reporting units based on the consideration paid in shares and cash minus the proportional share of the fair value of net assets and liabilities at the time of acquisition specific to each reporting unit.

      o 11.4 - the method used to determine the FAIR VALUE of each reporting unit.

            The fair value of each reporting unit represents the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties in an open marketplace. At the time of acquisition, the fair value of assets and liabilities was determined based on book value minus any potential write-down, if any.

12. In a note to the financial statements provide the disclosures required by paragraph 45 C OF SFAS 142.

RESPONSE - Our future filings will be amended to disclose the following changes in goodwill in accordance with paragraph 45c of SFAS 142l:

The Company has one class of goodwill arising from business combination resulting from the acquisitions of our subsidiaries. The total carrying amount of goodwill recorded on the balance sheets at June 30, 2005, March 31, 2005 and December 31, 2004 is US$12,648,000, US$9,132,000 and US$8,912,000 respectively.
The changes in the carrying amount of goodwill for the following reporting periods are summarized below:

                                                                                          Distribution of
                                                                                           Communications
(US$000s)                                                     Outsourcing          VAS           Products           Total
---------------------------------------------------------- -------------- ------------ ------------------- --------------
Balance as of December 31, 2003                                  $   723     $   (303)           $      -       $    420
Goodwill acquired during the year                                  3,546        3,846               1,100          8,492
Impairment losses                                                      -            -                   -              -
Goodwill written off related to sale of business unit                  -            -                   -              -
                                                           -------------- ------------ ------------------- --------------
Balance as of December 31, 2004                                    4,269        3,543               1,100          8,912
Goodwill acquired during the 3 months                                220            -                   -            220
Impairment losses                                                      -            -                   -              -
Goodwill written off related to sale of business unit                  -            -                   -              -
                                                           -------------- ------------ ------------------- --------------
Balance as of March 31, 2005                                       4,489        3,543               1,100          9,132
Goodwill acquired during the3 months                               3,516            -                   -          3,516
Impairment losses                                                      -            -                   -              -
Goodwill written off related to sale of business unit                  -            -                   -              -
                                                           -------------- ------------ ------------------- --------------
Balance as of June 30, 2005                                      $ 8,005     $  3,543            $  1,100       $ 12,648
                                                           ============== ============ =================== ==============

We have assessed the need to record impairment losses on our goodwill assets at least annually or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Our assessment includes using a combination of qualitative, quantitative analyses such as DCF/PE multiples based on 5 year profit forecasts, and published comparables, where applicable. Management concluded that there have been no material adverse changes on the operating environments during the reporting periods that would have otherwise affected the carrying value of the goodwill. In addition, there has been no disposal of any reporting subsidiaries and, as a result, no gain or loss is recognized during those reporting periods.

2. BUSINESS ACQUISITIONS, PAGE 39
---------------------------------

13. In order to help us better understand your accounting policies related to your business acquisitions, please answer the following questions for each of the business acquisitions described on pages 30 through 42, as applicable:

      o 13.1 - Explain to us your GAAP basis for your DETERMINATION OF THE ACQUISITION DATE and tell us how you determined the value of the common stock issued as part of the purchase consideration.

    RESPONSE - In accordance with paragraph 48 of SFAS 141, the acquisition date is determined based on the date that effective control of the acquired entity is transferred and effective control has been established, i.e. assets or equity interests are transferred or liabilities are assumed or incurred as well as completion of conditions precedent written under the "Sale and Purchase Agreement" ("S&P") and referred to as the "Closing Date or Completion Date". Examples of conditions precedent may include those obligations that purchaser and seller each have to fulfill, such as date of receiving business registration of the WOFE by seller, injection of capital by purchaser, etc. Only when those conditions precedent are completed, effective control of the acquired entity will be considered as transferred to us being a purchaser.. The value of the common stock as a part of the consideration is determined by the average stock price of PacificNet at or before the signing date of the S&P. The price is agreed as a fair market price by PacificNet's Board of Directors and the seller of each acquisition.

      o 13.2 - Tell us how you accounted for CONTINGENT CONSIDERATION included as part of the acquisition agreement and explain us your GAAP basis for this accounting treatment.

    RESPONSE - The S&P agreements for our acquisitions are structured in such a way that additional PACT shares ("contingent consideration") will be transferred based on earning levels in future periods to be achieved by each acquiree. The additional share consideration will not be released to seller until PACT's auditors have reviewed the profits warranted for each future period (this is a specified requirement in our S&P Agreement). The additional acquisition cost is determinable as the share price for additional shares is pre-agreed in the S&P agreement.

    In accordance with paragraphs 25-28 of SFAS 141, we disclose but do not record the issued or issuable shares as a liability or show as outstanding securities at the expiration of each contingency period because the outcome of the contingency is not determinable beyond a reasonable doubt. Specifically, the reason is that in actual practice the earning result for that quarter/year ended will not be reviewed by our auditors until after the period ended. Therefore, we only record the additional element of cost of our acquired entity in the following quarter subsequent to the expiration of each contingency period in which earnings level is achieved.

      o 13.3 - Explain to us your GAAP basis for not including the value of the WARRANTS as part of the purchase price.

    RESPONSE - The S&P agreements stipulate warrants or bonus shares for achieving profit exceeding the guaranteed profit. We record that part of contingent consideration also based on paragraphs 25-28 of SFAS 141 when specified events occur, i.e. not at the time of acquisition but when acquiree has actually exceeded the target profit for each of the specified future periods. Until the outcome is probable and the amount of contingent bonus shares is determinable, no additional element of cost is recorded as acquisition cost.

      o 13.4 - In addition please revise your PRO FORMA FINANCIAL information so that it is consistent with the GUIDANCE OF PARAGRAPHS 54 THOUGH 57 OF SFAS 141.

RESPONSE - The pro forma financial information will be revised in the amended filing.

13. SEGMENT INFORMATION, PAGE 49
--------------------------------

14. Please explain to us in detail how you applied the guidance of PARAGRAPH 10 OF SFAS 131 in identifying your THREE OPERATION SEGMENTS. Tell us who you have identified as your chief operating decision maker and explain to us what reports this function reviews when assessing performance and allocating resources.

RESPONSE - We identify and classify our operating segments based on reporting entities that exhibit similar long-term financial performance based on the nature of the products and services with similar economic characteristics such as margins, business practices and target market. We classify our operating segment into three major segments which are summarized as follows:

      (1) Outsourcing Services - involves human voice services such as Business Process Outsourcing, CRM, call center, IT Outsourcing and software development services. These types of services are conducted through our subsidiaries EPRO, Smartime/Soluteck and PacSo.
      (2) Value-Added Telecom Services (VAS) - primarily involves machine voice services such as Interactive Voice Response, SMS and related VAS, which are conducted through our subsidiaries Linkhead, Clickcom, and Guangzhou 3G/Sunroom.
      (3) Communication Products Distribution Services Group - primarily involves voice products distribution such as distribution of calling cards and other products, which are conducted through our subsidiary Yueshen.

Our determination and classification into these three operating segments was based on generally accepted accounting principles in accordance with paragraph 10 of SFAS 131 based on the following consideration:

(a) each operating segment is a discrete business unit that earns revenues and incurs expenses;
(b) the operating results are regularly reviewed by PACT's chief operating decision makers for the purposes of fine-tuning our strategies going forward, making resource allocation decisions such as whether further working capital advances are required and assessing its individual performance; and
(c) discrete financial information for each subsidiary within each operating segment is available.

The chief operating decision makers are the Company's President and CEO Victor Tong and our Chairman, Tony Tong, and their decisions are based on discussions with each segments senior management and financial controllers regarding non-financial indicators such as customer satisfaction and loyalty as well as financial indicators such as internally generated financial statements, to assess overall financial performance. However, the chief operating decision makers primarily assessment tool is the internally generated financial statements as prepared by management and certain other detail reports, such as receivables and payables aging reports to determine what resources allocations are necessary, if any, and making the final assessments on their individual performances.

ITEM 8A CONTROLS AND PROCEDURES, PAGE 51
----------------------------------------

15. We note your disclosure that your "disclosure controls and procedures were effective such that the material information required to be included in your Securities and Exchange Commission ("SEC") reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including your consolidating subsidiaries." If true, please revise your 10-KSB and your 10-QSB's for the quarters ended March 31, 2005 and June 30, 2005 to also state that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See RULE 13A-15 (E) OF THE EXCHANGE ACT for guidance. Alternatively, you may simply state that your disclosure controls and procedures are effective. Otherwise, please advise.

     RESPONSE - The amended filings will include the revised language under Item 8A {3} Disclosure Controls and Procedures in our Form 10-KSB {10-QSB's} as follows:

     "Under the supervision and with the participation of the Company's management, including our chief executive officer and the chief financial officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, the Company's chief executive officer and chief financial officer concluded as of the Evaluation Date that the Company's disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission ("SEC") reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including our consolidating subsidiaries, and this information was accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure during the period when this report was being prepared."

16. We note your disclosure that "there were no significant changes in the company's internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date." ITEM 308 (C) OF REGULATION S-B requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If true, please revise your 10-KSB and your 10-QSB's for the quarters ended March 31, 2005 and June 30, 2005 to state that there was no change in your internal control over financial reporting that occurred during the respective quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Otherwise, please advise.

     RESPONSE - The amended filings will include the revised language under Item 8A {3} Disclosure Controls and Procedures in our Form 10-KSB {10-QSB's} as follows:

     "There were no changes in the Company's internal controls over financial reporting that occurred during the year {quarter} ended, or in other factors that could materially affect our internal control over financial reporting as well as these controls subsequent to the Evaluation Date."

FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005
-----------------------------------------------
CONSOLIDATED BALANCE SHEETS, PAGE 2
-----------------------------------

17. Refer to your consolidated statements of cash flows on page 4 and explain to us your GAAP basis for including the INCREASE IN LOANS RECEIVABLE OF $3,238 THOUSAND AS AN ADJUSTMENT TO NET INCOME IN THE OPERATING CASH FLOW SECTION. In addition, explain to us THE NATURE OF THE LOANS RECEIVABLE FROM THIRD PARTIES.

   RESPONSE - Increase in loans receivable (US$3,238K), representing changes in loan receivable from third parties (US$2,081K) and loans receivable from related parties of ($1,157K) during the reporting periods as an adjustment to net income in the operating cash flow section was due to the fact that the loans are short-term in nature (less than one year) and occurred in the ordinary course of business for working capital purposes.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 4
---------------------------------------------

18. Please explain to us your US GAAP basis for including the "DECREASE IN RESTRICTED CASH" as an adjustment to net income in the operating cash flow section. In addition, TELL US WHETHER THIS RESTRICTED CASH LINE ITEM RELATES TO THE RESTRICTED CASH LINE ITEM INCLUDED IN THE INVESTING SECTION OF THE CASH FLOW STATEMENTS FROM YOUR 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004.

RESPONSE - For the reporting period ended June 30 2005, the decrease of restricted cash was included as an adjustment to cash flow from operating activities in the Consolidated Statement of Cash Flow because the restricted cash balance was treated as a working capital adjustment. However, for the 10KSB, the increase of restricted cash was included in cash flow from investing activities. We agree that there was inconsistency between the 2 treatments of restricted cash for the reporting periods and the amended filing as well as future filings will present the net change in restricted cash as investing activities in the consolidated statements of cash flow for consistency.

19. Please explain to us the nature of the INCREASE IN SHARE CONSIDERATION POST ACQUISITION OF SUBSIDIARIES and explain to us WHY THIS ITEM AFFECTED CASH FLOWS FROM FINANCING ACTIVITIES. In this regard, we note that the same amount is included as part of the noncash investing and financing activities.

RESPONSE - Our acquisitions are structured per the S&P Agreements that payments of consideration are made over an extended period of time and are contingent on profit performance post acquisition of subsidiaries. The amounts presented in the consolidated statements of cash flow reflect that shares were issued to sellers to finance the acquisitions. Please note that this amount was erroneously included as a non-cash investing and financing activity and will be removed in the amended quarterly filing.

3. BUSINESS ACQUISITIONS, PAGE 7
--------------------------------

20. In order to help us better understand your accounting for the acquisition of Guangzhou 3G Information Technology Co. Ltd. (Guangzhou3G-WOFE), please address the following in your response letter:

o 20.1 - Explain to us how you accounted for Guangzhou3G-WOFE prior to this acquisition. In this regard, we note on page 5 of your 10-KSB for the year ended December 31, 2004 that you consolidate the financial statements of Guangzhou3G-WOFE because you determined that you are the primary beneficiary.

      RESPONSE - We have not consolidated Guangzhou3G-WOFE for our financial reporting in the 10-KSB of 2004 as the acquisition was not completed until 2005.

o 20.2 - Revise to DISCLOSE THE TOTAL COST OF THE ACQUIRED ENTITY and to include a condensed balance sheet that indicates the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Refer to paragraphs 51 and 58 of SFAS 141 for guidance.

      RESPONSE - The revision will be made in the amended filing.

o 20.3 - Explain to us your GAAP basis for your DETERMINATION OF THE ACQUISITION DATE AND TELL US HOW YOU DETERMINED THE VALUE OF THE COMMON STOCK ISSUED AS PART OF THE PURCHASE CONSIDERATION.

      RESPONSE - In accordance with paragraph 48 of SFAS 141, the acquisition date is determined based on the date that effective control of the acquired entity is transferred and effective control has been established, i.e. assets or equity interests are transferred or liabilities are assumed or incurred as well as completion of conditions precedent written under the "Sale and Purchase Agreement" ("S&P") and referred to as the "Closing Date or Completion Date". Examples of conditions precedent may include those obligations that purchaser and seller each have to fulfill, such as date of receiving business registration of the WOFE by seller, injection of capital by purchaser, etc. Only when those conditions precedent are completed, effective control of the acquired entity will be considered as transferred to us being a purchaser.. The value of the common stock as a part of the consideration is determined by the average stock price of PacificNet at or before the signing date of the "Sale & Purchase Agreement." The price is agreed as a fair market price by PacificNet's Board of Directors and the seller of each acquisition. For GZ3G's share consideration, we used US$8/per share in the S&P Agreement signed on March 28, 2005 while the average stock price of PACT prior to the signing date was US$7.65.

o 20.4 - Tell us how you accounted for CONTINGENT CONSIDERATION included as part of the acquisition agreement and explain us your GAAP basis for this accounting treatment.

    RESPONSE - The S&P agreements for our acquisitions are structured in such a way that additional PACT shares ("contingent consideration") will be transferred based on earning levels in future periods to be achieved by each acquiree. The additional share consideration will not be released to seller until PACT's auditors have reviewed the profits warranted for each future period (this is a specified requirement in our S&P Agreement). The additional acquisition cost is determinable as the share price for additional shares is pre-agreed in the S&P agreement.

    In accordance with paragraphs 25-28 of SFAS 141, we disclose but do not record the issued or issuable shares as a liability or show as outstanding securities at the expiration of each contingency period because the outcome of the contingency is not determinable beyond a reasonable doubt. Specifically, the reason is that in actual practice the earning result for that quarter/year ended will not be reviewed by our auditors until after the period ended. Therefore, we only record the additional element of cost of our acquired entity in the following quarter subsequent to the expiration of each contingency period in which earnings level is achieved.

o 20.5 - Tell us whether you included the value of the WARRANTS issued as part of the purchase price and explain your GAAP basis for this treatment.

    RESPONSE - The S&P agreements stipulate warrants or bonus shares for achieving profit exceeding the guaranteed profit. We record that part of contingent consideration also based on paragraphs 25-28 of SFAS 141 when specified events occur, i.e. not at the time of acquisition but when acquiree has actually exceeded the target profit for each of the specified future periods. Until the outcome is probable and the amount of contingent bonus shares is determinable, no additional element of cost is recorded as acquisition cost.

o 20.6 - Explain to us what you mean by your statement "Guangzhou3G-WOFE was set up as a wholly-owned foreign enterprise ("WOFE") in the PRC immediately prior to the acquisition and therefore no unaudited pro forma results are required." Does this mean that Guangzhou 3G-WOFE did not have operations prior to this acquisition? If so, revise to DISCLOSE YOUR BUSINESS PURPOSE FOR THIS ACQUISITION. Otherwise, revise to include the required disclosures of paragraphs 58B AND 58C OF SFAS 141.

      RESPONSE - Guangzhou 3G-WOFE was not formed prior to our acquisition. Prior to our acquisition, the operations were conducted through GZ3G DE, which foreign ownership is restricted under the Telecom Regulations in China and we are restricted not to have any controlling interests in the domestic telecom value-added services operating entities in China, i.e. Dianxun-DE and Sunroom-DE, which hold the operating licenses. Through certain contractual agreements between the Wholly Owned Foreign Enterprises (`WOFEs') and the PRC Domestic Enterprises (`DEs'), we are entitled to share in 51% net income of DE's. Under the contractual agreements, PacificNet's WOFE subsidiaries, Clickcom-WOFE and Guangzhou3G-WOFE, are entitled to receive service fees equal to substantially all of the net income of the DE's. The purpose of setting up GZ3G WOFE for the purpose of our acquisition was to have effective control over GZ3G-WOFE through Consulting Service Contracts with GZ3G-DE such that the operating results can be consolidated through GZ3G-WOFE using the Consulting Services Contract with GZ3G-DE.

o     20.7 - Please explain to us your consideration of ITEMS 310 (c) AND 310
      (d) OF REGULATION S-B in reporting for this acquisition. In this regard, we note that you did not include financial statements of Guangzhou3G-WOFE or PRO FORMA FINANCIAL information in your 8-K filed on April 5, 2005.

     RESPONSE - Guangzhou 3G-WOFE was not formed prior to this acquisition, therefore were no financial statements of the business acquired or pro forma financial information is available or required to be filed.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me on my Global Forwarding Mobile Number at 888-866-1758.

Sincerely,


/s/ Victor Tong
---------------
Victor Tong
President